EXHIBIT 99.1

News Release dated March 17, 2023, Suncor Energy amends agreement with Elliott Investment Management

News Release

FOR IMMEDIATE RELEASE

Suncor Energy amends agreement with Elliott Investment Management

Calgary, Alberta (March 17, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) today announced that the agreement dated July 16, 2022 with Elliott Investment Management L.P. (together with its affiliates “Elliott”), as amended, has been further amended by the agreement of the parties to extend the right for Elliott to appoint an additional director to the board of Suncor from March 17, 2023 to March 31, 2023.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com